Exhibit 99.4

WHITE PROXY	WHITE PROXY

CENTRAL GOLDTRUST

SPECIAL MEETING OF UNITHOLDERS

WHITE FORM OF PROXY

The undersigned holder of trust units (“Units”) of CENTRAL GOLDTRUST (“GoldTrust”) hereby appoints Bruce D. Heagle of Ancaster, Ontario, or failing him, John Elder of Toronto, Ontario, or instead of either of the foregoing, _________________ as proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the special meeting of holders of Units of GoldTrust (the “Meeting”) to be held at the Toronto offices of Bennett Jones LLP on Tuesday, January 26, 2016 at 10:00 a.m. (Toronto time) and at any adjournment or postponement thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or postponement thereof.

This WHITE proxy form should be read in conjunction with the accompanying Management Information Circular of GoldTrust dated December 3, 2015 (the “Circular”).

GoldTrust voting recommendations are indicated by a

***

1.	The special resolution authorizing, approving and adopting, among other things, the ETF Conversion (as defined in the Circular), in the form attached as Appendix “A” to the Circular:

The Units represented by this WHITE proxy will be voted for or voted against, as the case may be, in accordance with the foregoing directions on any ballot that may be called for and, if a holder specifies a choice with respect to any matter to be acted upon, the Units shall be voted accordingly. IN THE ABSENCE OF ANY DIRECTION, YOUR UNITS WILL BE VOTED FOR THE SPECIAL RESOLUTION APPROVING THE ETF CONVERSION.

If any amendments or variations to matters identified in the notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this WHITE proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

In addition, by executing this WHITE proxy, the undersigned holder of Units hereby revokes, with respect to all of the Units represented by this proxy, all prior proxies, powers of attorney and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the undersigned with respect to the Units (including, without limitation, any proxies, powers of attorney and other authorizations granted in respect of such Units by tendering such Units to the Sprott Offer (as defined in the Circular)) without any further act by the undersigned, the proxyholder set forth above or any other person (and, for greater certainty, regardless of whether or not such Units are withdrawn from the Sprott Offer (as defined in the Circular)).

WHITE PROXY	WHITE PROXY

In addition, by executing this WHITE proxy, the undersigned holder of Units also hereby approves, and constitutes, appoints and authorizes the proxyholder set forth above and any other person designated by such proxyholder, as the true and lawful agent, attorney and attorney-in-fact of the holder of the Units with respect to all of the Units represented by this proxy, with full power of substitution (such power of attorney, being coupled with an interest), to forthwith execute notices of withdrawal in respect of Units represented by this proxy that have been tendered to the Sprott Offer, and to execute and deliver all such other instruments and documents and take all such steps, in the name of and for and on behalf of the undersigned, as in the discretion of such proxyholder or designee are necessary to give effect such withdrawal and this WHITE proxy.

DATED this ________ day of ____________, 20___

(Signature of Unitholder)

NOTES:

1.	A HOLDER OF UNITS (“Unitholder”) HAS THE RIGHT TO APPOINT AS PROXYHOLDER A PERSON (WHO NEED NOT BE A UNITHOLDER) TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THOSE PERSONS DESIGNATED ABOVE. A Unitholder may do so by inserting the name of such other person in the blank space provided.

2.	To be valid, proxies must be completed and delivered to CST Trust Company for receipt not later than 10:00 a.m. (Toronto time) on Friday, January 22, 2016 or, in the case of an adjournment or postponement, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to any reconvened Meeting. Proxies may be returned to CST Trust Company by mail in an envelope addressed to CST Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 or by facsimile to 416-368-2502 (within the Toronto area) or 1-866-781-3111 (outside the Toronto area).

3.	This WHITE form of proxy must be dated and signed by the holder of Units or his or her attorney authorized in writing or, if the holder is a corporation, by an officer or attorney thereof duly authorized. If the Units are registered in the name of an executor, administrator or trustee, please sign exactly as the Units are registered. If the Units are registered in the name of a deceased Unitholder, the Unitholder’s name must be printed in the space provided, this WHITE proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the Unitholder must be attached. Where Units are held jointly, each owner must sign. If your address as shown is incorrect, please give your correct address when returning this WHITE proxy.

In many cases, Units beneficially owned by a holder (a “Non-Registered Unitholder”) are registered in the name of a securities dealer or broker or other intermediary or clearing agency. Non-Registered Unitholders should, in particular, review the section entitled “How Can a Beneficial (Non-Registered) Unitholder Vote?” in the “Questions and Answers” section of the accompanying Circular.

4.	If this WHITE form of proxy is not dated in the space provided above, it is deemed to bear the date on which it was mailed to the Unitholder by GoldTrust.

5.	THIS WHITE FORM OF PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF GOLDTRUST.

6.	THIS WHITE FORM OF PROXY IS FOR USE BY UNITHOLDERS AT THE SPECIAL MEETING OF UNITHOLDERS OF GOLDTRUST TO BE HELD ON TUESDAY, JANUARY 26, 2016 AND AT ANY ADJOURNMENT OR POSTPONEMENT THEREOF.